[First Symetra Letterhead]
April 15, 2008



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F: Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	First Symetra National Life Insurance Company of
		New York ("First Symetra")
	First Symetra Separate Account S
	File Nos:  333-140379 and 811-07949

Dear Ms. Sazzman:

Enclosed are the marked changes made to the First Symetra Focus Variable Annuity (File Nos. 333-140379 and 811-07949) based off the staff's April 11, 2008, telephonic comments to Symetra Focus Variable Annuity (File Nos:
333-137411 and 811-8052).   We have not filed a post-effective amendment
for the above-referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing. The following repeats the staff's comments that apply to this filing and is followed by our response to those comments.

1.	Summary

	a.	Please expand the description of the standard death benefit
		under the Death Benefit and Optional Death Benefit Rider
		section in the Summary.

		-	Symetra has added disclosure to the Summary section,
			page 6, to better describe the standard death benefit available.

2.	Taxes - Qualified Contracts

	Please revise the disclosure in the third paragraph of this section regarding IRA and Roth IRA contribution limits.

		-	Symetra has revised the disclosure on page 24
			regarding IRA and Roth IRA contribution limits.

3. 	Financial Statement, Exhibits, and Other Information

	Any financial statements, exhibits and other required disclosure not included in these registration statements must be filed in a post-effective amendment to the registration statements.

		-	First Symetra will be updating all financial information
			and exhibits in our post-effective amendment to be filed on or around April 30, 2008.

4.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, First Symetra National Life Insurance Company of New York on behalf of First Symetra Separate Account S acknowledges that:

	-	The Separate Account is responsible for the adequacy and accuracy
		of the disclosures in the filings;

	-	The Staff's comments or suggested changes to the disclosure in
		response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

	-	The Separate Account may not assert staff comments as a defense
		in any proceeding initiated by the Commission under the federal securities laws of the United States.

Along with the changes made in response to staff comments, First Symetra has also added certain financial information such as the range of underlying Portfolio fees. First Symetra has also made other minor changes to the registration statement.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
First Symetra National Life Insurance Company of New York
Jacquie.veneziani@Symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.